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                           Morgan, Lewis & Bockius LLP
                         1111 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

January 14, 2004

Re:  iShares Trust
     File Nos. 333-92935; 811-09729
     Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, iShares Trust (the "Trust"), we enclose for filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, Post-Effective Amendment no. 28 to the Trust's registration statement on Form N-1A. The purpose of this filing is to register two new series of the Trust, iShares NYSE Composite Index Fund and NYSE 100 Index Fund (the "Funds").

With the exception of disclosure specific to the Funds, the format and disclosure utilized in the enclosed registration statement is substantially similar to that in each of the Trust's Post-Effective Amendments, including Post-Effective Amendment No. 26, filed on October 21, 2003, that were reviewed by the staff. Accordingly, on behalf of the Trust, we hereby request, in reliance upon Securities Act Release No. 13768 (Feb. 15, 1984), that Post-Effective Amendment No. 28 receive selective review by the Commission and its staff. Further, due to business constraints, the Trust intends to launch the Funds on March 12, 2003. We would appreciate any assistance you can provide in this regard.

If you have any questions about or comments on this filing, please do not hesitate to contact me at (202) 739-5116 or John McGuire at (202) 739-5654.

Sincerely,

/s/  Lisa Chaikin Hamman

Lisa Chaikin Hamman


Enclosures
cc:   James E. O'Connor, Esq.
      Richard Morris, Esq.
      W. John McGuire, Esq.